JPMorgan Trust II

270 Park Avenue

New York, New York 10017

VIA EDGAR

October 22, 2014

Stephanie Hui

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust II (the “Trust”)
File Nos. 2-95973; 811-4236
Post-Effective Amendment No. 190

Dear Ms. Hui:

This letter is in response to the comments you provided to me with respect to the post-effective amendment for the registration statement for certain of the Trust’s series (collectively, the “Funds”) on October 14, 2014. The Trust’s responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 (the “Rule”), which will become automatically effective on November 1, 2014 pursuant to the Rule.

Prospectus Comments

Main Investment Strategies

For Each of the Funds

1.	Comment: Please confirm whether derivatives are included in each Fund’s assets when calculating the 80% name test.

Response: Derivatives are not included in the 80% of each Fund’s assets that are monitored to determine whether a Fund meets its name test.

JPMorgan Equity Income Fund

2.	Comment: Given that the Fund’s main investment risks include a “Smaller Cap Company Risk,” please include information in the main investment strategies about the fact that the Fund can invest in securities across all market capitalizations.

Response: The following will be added to the first paragraph of the main investment strategies:

Although the Fund invests primarily in securities of large cap companies, it may invest in equity investments of companies across all market capitalizations.

JPMorgan Large Cap Growth Fund

3.	Comment: Please remove the description “well-established” from the third sentence in the first paragraph in the “What are the Fund’s main investment strategies?”

Response: We respectively decline to make the requested change. Since the Fund’s 80% policy says that the Fund will invest 80% of its assets in “equity securities of large, well-established companies,” we believe the reference to “well-established” should remain in the sentence which explains how the Fund defines these types of companies.

JPMorgan Market Expansion Enhanced Index Fund

4.	Comment: Please explain why the portion of the Fund’s investment objective that says the Fund seeks to provide investment results that “correspond to” the total return performance of its index is appropriate for an “enhanced” index fund.

Response: We believe that the “correspond to” language in the Fund’s investment objective is appropriate for an enhanced index fund because the Fund is an enhanced index fund because of the flexibility it has in choosing securities for its portfolio. While it will hold at least 80% of its assets in S&P 1000 securities, it is not required to hold all of the stocks and individual stocks and sectors may be over- or underweighted compared to the index.

5.	Comment: Please include a description of what the S&P 1000 Index is.

Response: The requested change will be made.

6.	Comment: Please revise the third sentence of the first paragraph in the “What are the Fund’s main investment strategies?” to clarify that the Fund will invest in stocks within the index instead of “stocks with market capitalizations similar to” those in the index.

Response: In response to your comment, we will delete the current third sentence since it is inconsistent with 80% of the Fund’s assets being invested in stocks in the S&P 1000 Index. In addition, we will include the following sentence to provide more of a description of the securities in the index:

The S&P 1000 Index is an index which includes stocks of small- and mid-capitalization companies.

Risk and Reward Elements for the Funds

7.	Comment: Please confirm that none of the Funds invest in master limited partnerships as a principal strategy.

Response: We confirm that none of the Funds invest in master limited partnerships as a principal strategy.

Statement of Additional Information (“SAI”) Comment

8.	Comment: Please consider whether to delete the fifth and sixth sentences in the first paragraph under “Market Expansion Enhanced Index Fund” in the “Index Investing by the Equity Index Fund and the Market Expansion Enhanced Index Fund” section on page I-22 of the SAI.

Response: We will delete these sentences from the SAI.

In connection with your review of Post-Effective Amendment No. 190 filed by the Trust on August 29, 2014, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1370.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary